UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 4, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:January 4, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - December 2017

Mumbai, January 4, 2018 : Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for December 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		DEC 2016	DEC 2017	DEC 2016	DEC 2017	DEC 2016	DEC 2017
Micro	NANO	903	134	1004	94	69	80
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	6434	7260	8628	8044	128	34
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	486	4464	639	4522	109	126
UV2	SAFARI, SUMO GRANDE, MOVUS	213	75	556	301	6	0
UV3	ARIA, HEXA	55	381	0	1219	0	9
V1	VENTURE	0	0	19	0	0	0
V2	ACE MAGIC, MAGIC IRIS	526	451	1166	1909	62	15
N1- A1	ACE, ACE EX, ACE Zip	6927	11318	6618	10576	893	1840
N1- A2	Super ACE, TATA207, XENON, Winger DV	2913	4360	3158	4529	783	1026
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	41	123	152	160	4	3
M2- A2	Winger 14 seats, SFC407, CityRide	90	217	144	222	39	52
N2- A1	SFC407, LPT407	539	1201	1336	2256	177	156
N2- A2	SFC709, LPT709	698	1089	313	517	184	270
N2- A3	LPT9109	830	727	474	929	301	384
N2- A4	LPT1109	302	505	739	1401	89	297
M3- A2	LP709, SFC410, LP410	410	588	659	980	235	129
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	273	220	475	433	224	102
M3- C2	LPO1512, LPO1612, Starbus, Divo	797	404	1095	707	321	318
N3- A1	LPT1613, LPK1616, SK1613	2903	2468	1801	2067	950	1140
N3- B1(a)	LPT2518, LPK2518	2324	2923	2868	4159	414	248
N3- B1(b)	LPT3118	1661	5992	2451	6255	5	2
N3- B2(b)	LPS3518. LPS3015, LPS3516	439	262	411	473	37	29
N3-B2(d)	LPS4018, LPS4023	3	1137	1085	1300	78	28
N3- B2(e)	LPS4928	105	1509	34	1574	11	5

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.